SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year ended December 30, 1999

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                                  OWENS CORNING
                            One Owens Corning Parkway
                               Toledo, Ohio 43659

                           Commission File No. 1-3660

-----------------------------------------------------------------------
                              REQUIRED INFORMATION

(a)   Financial Statements.

      1.   Report of Independent Public Accountants

      2.   Statements of Assets Available for Benefits - as of
           December 30, 1999 and December 30, 1998

      3. Statements of Changes in Assets Available for Benefits - for the years ended December 30, 1999 and December 30, 1998

      4.   Notes to Financial Statements

(b)   Exhibit.

      Consent of Arthur Andersen LLP

In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      OWENS CORNING
                                      SAVINGS AND PROFIT SHARING PLAN


                                      By: /s/ Steven J. Strobel
                                      --------------------------------
                                      Steven J. Strobel
                                      Chairman, Investment Review Committee


Dated:

June 27, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator
of the Owens Corning
Savings and Profit Sharing Plan:

We have audited the accompanying statements of assets available for benefits of the OWENS CORNING SAVINGS AND PROFIT SHARING PLAN as of December 30, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Owens Corning Savings and Profit Sharing Plan as of December 30, 1999 and 1998, and the changes in its assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.



                                          /s/  Arthur Andersen LLP
                                          ------------------------
                                          ARTHUR ANDERSEN LLP

Toledo, Ohio,

April 28, 2000

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                  AS OF DECEMBER 30, 1999 AND DECEMBER 30, 1998




                                                                                    December 30, 1999            December 30, 1998
                                                                                    -----------------            -----------------

            ASSETS:
             Investment in master trust (Notes 1, 2,
               3 and 7)                                                             $     387,566,528            $    332,385,344

             Due from Owens Corning (Note 1)                                               12,873,403                   4,653,651
                                                                                    -----------------            ----------------

                  ASSETS AVAILABLE FOR BENEFITS                                     $     400,439,931            $    337,038,995
                                                                                    =================            ================





        The accompanying notes are an integral part of these statements.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1999 AND DECEMBER 30, 1998

                                                                                     December 30, 1999        December 30, 1998
                                                                                     -----------------        -----------------
INVESTMENT INCOME (Note 2):
  Net interest in master trust investment
    income                                                                             $   2,103,172            $  30,104,968

CONTRIBUTIONS (Notes 1, 5 and 7):
  Participants                                                                            29,576,257               18,563,551
  Owens Corning                                                                           27,026,658               10,586,052
                                                                                       -------------            -------------
                                                                                          56,602,915               29,149,603
                                                                                       -------------            -------------
OTHER:
  Distributions to participants (Note 5)                                                 (46,923,197)             (71,741,767)
  Transfer from Predecessor Trustee (Note 6)                                              51,954,036                  686,311
  Administrative expenses (Note 1)                                                          (338,036)                (231,128)
  Other                                                                                        2,046                1,853,625
                                                                                       -------------            -------------
                                                                                           4,694,849              (69,432,959)
                                                                                       -------------            -------------
    Net increase (decrease) (Note 3)                                                      63,400,936              (10,178,388)
                                                                                       -------------            -------------

ASSETS AVAILABLE FOR BENEFITS - beginning of year
                                                                                         337,038,995              347,217,383
                                                                                       -------------            -------------

ASSETS AVAILABLE FOR BENEFITS - end of year                                            $ 400,439,931            $ 337,038,995
                                                                                       =============            =============


        The accompanying notes are an integral part of these statements.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES

Operations of the Plan
----------------------

The Owens Corning Savings and Profit Sharing Plan (the Plan) principally benefits salaried employees of Owens Corning and certain designated subsidiaries (the Company). An eligible employee may elect to enroll in the Plan at any time.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

Certain Plan investments, included in a master trust (Note 2), are shares of mutual funds managed by Fidelity Investments and Company stock. Fidelity Investments is the trustee (the Trustee) as defined by the Plan and the Company is the plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Plan Contributions
------------------

Participants may contribute up to 15% of their base pay to the Plan. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee as soon as deducted from the participants' paychecks.

The Plan provides a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available. Company contributions relating to the retirement contribution are invested as participants direct among the Plan's investment options.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

Plan Contributions (continued)
------------------

The Company matches 35% of participants' contributions up to 10% of monthly compensation. The Company may, at its discretion, make an annual profit sharing contribution to the Plan. The Company made a profit sharing contribution of approximately $13 million and $5 million in 1999 and 1998, respectively, included as Due from Owens Corning in the accompanying financial statements. One-half of the Company's annual profit sharing contribution and 100% of the matching contributions are invested exclusively in Company stock, held by a master trust (Note 2).

The Company may, at its option, make Company contributions in the form of cash or an equivalent number of shares of common stock of the Company. For 1999 and 1998, the Company primarily contributed shares of stock to satisfy the portion of the annual profit sharing contribution invested exclusively in Company stock, held by a master trust (Note 2).

Included in 1999 participant contributions in the accompanying financial statements is approximately $4,300,000 of rollovers from other plans, including an hourly savings plan maintained by the Company.

Plan Investment Options
-----------------------

Participants elect to have their contributions invested in 1% increments among the investment funds made available under the Plan, which are collectively held in a master trust (Note 2). In 1999, the Acorn Fund and the Templeton Foreign Fund were eliminated as investment options. In 1998, the Dodge & Cox Balanced Fund was eliminated as an investment option and the Low-Priced Stock Fund was added. Currently, the following ten investment options are available to participants:

     Company Stock Fund
     ------------------

     Consists primarily of investments in Owens Corning common stock.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)


     Spartan U.S. Equity Index Fund
     ------------------------------

     Primarily invested in the companies whose securities are the basis for the value of the Standard & Poor's 500 Index.

     Retirement Money Market Fund
     ----------------------------

     Primarily invests in high-quality short-term U.S. dollar denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

     Low-Priced Stock Fund
     ---------------------

     Primarily invests in stocks of smaller, less well-known companies that are considered undervalued or out of favor with other investors.

     Puritan Fund
     ------------

     Primarily invests in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any quality or maturity.

     Growth and Income Portfolio
     ---------------------------

     Primarily invests in U.S. and foreign stocks.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)


     Blue Chip Growth Fund
     ---------------------

     Primarily invests in common stocks of well-known and established companies and companies with strong earnings and future growth potential.

     Aggressive Growth Fund
     ----------------------

     Primarily invests in stocks of small and medium-sized companies in the developing stages of their life cycle that have the potential for accelerated earnings or revenue growth.

     Diversified International Fund
     ------------------------------

     Primarily invests in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

     Investment Grade Bond Fund
     --------------------------

     Invests in a broad variety of fixed-income obligations of any maturity that are primarily rated medium to high quality.

The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements.

Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value. Participant withdrawal requests received by the plan administrator before year end but not yet distributed to the participants at year end are included in assets available for benefits.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Future events could alter such estimates.

Reclassifications
-----------------

Certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.

Income Taxes
------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The Plan had several amendments throughout 1999 and 1998; however, no new tax determination letter has been issued. Management believes that the amendments do not change the Plan's status for meeting the

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES (continued)

Income Taxes (continued)
------------

requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination
--------------------------------------------

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

(2) INVESTMENTS

The Owens Corning Savings Plans Master Trust (the Master Trust) was established for the investment of the assets of the Plan and another savings plan of the Company. Each participating plan has an undivided interest in the Master Trust, which is based on beginning of year plan interest adjusted for transactions attributable to each plan and a proportionate share of income and expenses attributable to the Master Trust as a whole. Quoted market prices are used to value investments in the Master Trust. A summary of the net assets of the Master Trust as of December 30, 1999 and 1998 is as follows:

                                                                        1999                      1998
                                                                        ----                      ----
ASSETS:
Investments:
    Common Stock*                                                  $ 116,012,854            $ 154,873,515
    Mutual Funds                                                     358,124,204              244,617,866
    Loans to Participants (Note 4)                                    12,923,914               11,665,663
                                                                   -------------            -------------
Total Assets                                                       $ 487,060,972            $ 411,157,044

PLAN INTEREST                                                               .796                     .808
                                                                   =============            =============
* Nonparticipant-directed

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(2)  INVESTMENTS (continued)

A summary of investment income for the Master Trust for the years ended December 30, 1999 and 1998, is as follows:

                                                                          1999                              1998
                                                                          ----                              ----
Investment (Loss) Income:
  Net (depreciation) appreciation in
    fair value of investments:
      Common Stock                                                 $  (68,861,570)                   $     8,843,733
      Mutual Funds                                                     43,711,008                         10,859,683
                                                                   --------------                    ---------------
                                                                      (25,150,562)                   $    19,703,416

      Interest                                                            876,577                            350,651
      Dividends                                                        20,235,160                         15,205,828
                                                                   --------------                    ---------------
    Total investment (loss) income                                 $   (4,038,825)                   $    35,259,895
                                                                   ==============                    ===============

Changes in unrealized appreciation (depreciation) are reflected currently as a change in assets available for benefits. Purchases and sales are recorded on the trade date basis. Realized gain or loss on sale of investments is computed using average cost.

(3)  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of the assets and changes in assets available for benefits relating to the nonparticipant-directed investment option within the Master Trust (the Company Stock Fund) is as follows:

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(3) NONPARTICIPANT-DIRECTED INVESTMENTS (continued)

                                                                         1999                         1998
                                                                         ----                         ----
Assets Available for Benefits:
  Plan interest in Company Stock Fund                              $  86,713,391                   $120,078,725
  Contribution Receivable                                              7,330,583                        763,156
                                                                   -------------                   ------------
                                                                   $  94,043,974                   $120,841,881
                                                                   =============                   ============
Changes in Assets Available for Benefits:
    Plan interest in:
      Interest                                                     $     (30,625)                  $    (40,281)
      Dividends                                                        1,072,790                      1,321,201
      Net (depreciation) appreciation                                (52,736,215)                     7,511,670
                                                                   -------------                   ------------
                                                                     (51,694,050)                     8,792,590

    Contributions                                                     22,263,610                      9,666,563
    Transfers from (to)
      participant-directed investments                                14,565,552                    (12,512,045)
    Distributions and other                                          (11,933,019)                   (29,344,580)
                                                                   -------------                   ------------
                                                                   $ (26,797,907)                  $(23,397,472)
                                                                   =============                   ============

(4)  LOANS

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50% of their total vested account balance, limited to the total of contributions designated as deferrals and related earnings. The minimum amount available for a loan is $1,000. The loan limit is reduced by the highest loan balance outstanding in the prior 12 months.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee's loan application.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the ten investment funds in accordance with the borrower's election.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(5) VESTING, FORFEITURES AND DISTRIBUTIONS

Participants become 100% vested in Company contributions and earnings thereon after three years of completed service. Such amounts also become fully vested upon the participant attaining 65 years of age with five years of service, attaining 55 years of age with 10 years of service, termination of the participant's employment due to retirement, disability or death, involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan.

Such vested contributions and earnings thereon are automatically distributable after termination and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the plan administrator.

Participants may at any time withdraw all or any part of the value of their contributions, excluding contributions designated as deferrals. Participants may elect to receive their distribution from the Company Stock Fund in the form of cash or Company stock. Participants aged 59-1/2, or older, may withdraw all or a portion of their before-tax contributions and earnings. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are not available for withdrawal.

Company contributions and earnings thereon subsequent to December 31, 1989, cannot be withdrawn by Participants, even if vested, unless terminated, retired, 65 years of age or deceased. Participants who voluntarily terminate or are terminated for cause will forfeit the non-vested portion of the Company contributions and related earnings which are applicable. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees withdrawing from the Plan was approximately $115,000 in 1999, and $103,000 in 1998.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(6)  PLAN MERGERS AND TRANSFERS

Effective  January 1, 1999,  the following  subsidiaries'  plans merged into the
Plan: Employees' Savings Plan for AmeriMark Building Products, Inc. and Subsidiaries; Fabwel, Inc. 401(k) Plan; Fibreboard Corporation 401(k) Retirement Plan; and the Falcon Foam Corporation Retirement Savings Plan (Falcon of California only). During 1999, in connection with these mergers, assets totaling approximately $52,000,000 were transferred into the Plan. Employees were 100% vested in the amounts transferred under the prior plans.

In 1998, two subsidiary plans merged into the Plan. Effective January 1, 1998, the Partek Insulations, Inc. 401(k) Plan merged into the Plan. The OCFL Money Purchase Pension Plan merged into the Plan effective July 1, 1998. On each of the effective dates, all amounts were transferred, and each employee was 100% vested in the amounts under the prior plan.

Effective September 30, 1998, the Plan was revised in connection with the transfer of Owens Corning's business of manufacturing and selling glass fiber yarns and specialty materials to Advanced Glassfiber Yarns LLC ("AGY"). Those eligible, salaried employees in the Plan as of September 30, 1998, that were transferred to AGY are fully vested in their accounts under the Plan. Matching contributions received after September 30, 1998, are made in cash rather than Owens Corning stock.

(7)  SUBSEQUENT EVENT

Effective January 1, 2000, the Company's match will increase from 35% to 50% of the participants' contributions up to 10% of eligible compensation. Beginning January 1, 2000, participants may transfer all prospective Company match and profit sharing contributions to the investment option of their choice, and beginning February 1, 2000 can redirect 1/3 of such contributions made prior to December 31, 1999. As of January 1, 2001, 1/2 of the remaining restricted Company match and profit sharing contributions may be redirected with the balance becoming unrestricted January 1, 2002.

                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


(7)  SUBSEQUENT EVENT (continued)

During 1998, the Company sold its business of manufacturing and selling glass fiber yarns and specialty materials to AGY. As a result, effective January 1, 2000, employees of AGY will no longer participate in the Plan. AGY employee account balances totaling approximately $19 million were transferred into a new plan, which is administered by the management of AGY.